SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SILVER STAR FOODS, INC.

                                  COMMON STOCK


                                   828236 10 9
                                 (CUSIP NUMBER)


                                1000 South Avenue
                          Staten Island, New York 10314


                                 October 4, 2000
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1)  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons (entities only):

         Michael Trotta

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power: 6,400,000 (as of the Reporting Event and filing date)

(8)  Shared Voting Power: 0

(9) Sole Dispositive Power: 6,400,000 (as of the Reporting Event and filing date)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,400,000 (as of the Reporting Event and filing date)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 71.52% (as of the
     Reporting Event);     37.34% (as of the Filing Date)

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

Silver Star Foods, Inc.
Common Stock, $.0001 par value.
1000 South Avenue
Staten Island, New York 10314

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:             Michael Trotta

(b)      Address:          7520 Avenue V
                           Brooklyn, New York 11234

(c)      Officer, Director and shareholder of Issuer

(d)      None.

(e)      None.

(f)      Citizenship. United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Michael Trotta, acquired the shares of the Issuer upon formation of the Company in exchange for incorporation of the Issuer and his future corporate services as the Company's President, Chief Executive Officer, Chief Financial Officer, and Secretary.

ITEM 4. PURPOSE OF TRANSACTION.

The Issuer became a Reporting Company on October 4, 2000, through the effectiveness of a Form SB-2 filing with the Securities and Exchange Commission, which became effective on October 4, 2000. On October 4, 2000, Mr. Trotta held 6,400,000 shares of Common Stock of the Issuer, which represented 71.52% of the issued and outstanding shares of the Issuer. On April 19, 2001, Mr. Trotta held 6,400,000 shares of Common Stock of the Issuer, which represented 37.34% of the issued and outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Michael Trotta currently holds 6,400,000 of the issued and outstanding common shares of the Issuer, or 37.34% of the issued and outstanding shares.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2001           Signature: /s/ Michael Trotta
                               ------------------------------
                                              MICHAEL TROTTA

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